Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2004	2003

Income from continuing operations before income taxes	$327	$282

Adjustments:
Loss from equity investee	-	1

Income from continuing operations before income taxes, as adjusted	$327	$283

Fixed charges included in income:

Interest expense	$27	$28
Interest portion of rental expense	12	13

	39	41

Interest credited to contractholders	213	256

	$252	$297

Income available for fixed charges (including interest
credited to contractholders)	$579	$580

Income available for fixed charges (excluding interest
credited to contractholders)	$366	$324

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	2.3	2.0

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	9.4	7.9